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P.E. 11-1-04

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING
NOV 02 2004
WASH. D.C. SECTION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

04047935

For the month of November 2004

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-116232

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Prana Biotechnology Limited Annual Report for Fiscal Year ended June 30, 2004.

ITEM 1

PRANA
BIOTECHNOLOGY
Limited



ANNUAL REPORT 2004



Contents

ANNUAL REPORT 2004

Our Mission: Medical science has made a significant number of breakthroughs over the past century. The average life span in western cultures has substantially increased. Heart disease and cancer have been amongst the most successful areas of drug discovery over the last 20 years. The diseases associated with aging have, however, yet to be fully understood or effectively treated. Diseases of aging are in fact diseases capable of being prevented or cured. They are no longer regarded as an inevitable part of aging. **Prana's mission is:** To develop therapeutic drugs designed to treat the underlying cause of degeneration of the brain as the aging process progresses.

PRANA
BIOTECHNOLOGY
Limited



CHAIRMAN'S LETTER

Dear Shareholder,

I am pleased to present the 2004 Annual Report for Prana Biotechnology.

Since its inception Prana has been very focused on its mission to develop drugs for the treatment of neurodegenerative diseases. I am pleased to report that a series of very positive business developments this year positions the company better than ever before to achieve its goals. In summary, we completed a US$20 million fundraising earlier this year, have significantly enhanced our patent portfolio, advanced our pipeline of drugs and readied ourselves for ongoing clinical trials. We are in a very healthy position to acheive our goals.

We also announced the appointment of a new CEO, Dr Jonas Alsenas, to lead Prana's global commercial and scientific consolidation. Jonas has been associated with Prana for several years, initially as an investor, then as a member of the board and now as CEO.

Under Jon's leadership, management effort is focused on advancing our drug candidates through the clinic and eventually to the market. MPACs (metal protein attenuating compounds), of which PBT-1 (clioquinol) was our first example, have shown proof of our concept in a Phase II clinical trial, and our technology development proceeds apace with the accelerated development of other, more refined compounds with a similar mode of action.

Prana Biotechnology is increasingly an international company. We have a strong scientific and financial foothold in the US, Australia and more recently in the United Kingdom. *Our MPAC technology is now being regarded as leading the next generation* of treatments for neurodegenerative disorders. Our management and scientists are being invited to present their work at the world's most prestigious conferences.

Confirmation of Professor Ashley Bush's commitment to Prana through a ten-year consultancy extension agreement signed in January is also a significant reinforcement of our leadership position in the field of neurodegenerative disorders. Dr Bush's research, conducted with Professor Rudy Tanzi at Harvard Medical School and Professor Colin Masters at the University of Melbourne, has formed the basis of the Prana story since we founded the company in 1997. Significantly, this year, Dr Bush was awarded a Federation Fellowship from the Australian Research Council to continue his ground-breaking research into neurodegenerative diseases in Australia. These prestigious Fellowships are awarded to world-class Australian researchers to encourage them to retain key positions in Australia.

Scientifically our strategy incorporates the co-development of PBT-1, PBT-2 and other MPACs. PBT-1, also known as clioquinol, is the most advanced of Prana's MPAC in the clinic, Clioquinol has already been successfully tested in a Phase II clinical trial which has provided initial clinical proof of concept and first validation of our approach of the use of MPAC's as effective treatments for neurodegenerative diseases. We also believe that PBT-1 has the potential to be approved as a therapy in its own right. The further clinical development of PBT-1 is now being considered.

Significantly, this year we settled our well-documented dispute with Greek firm P.N Gerolymatos S.A. (PNG) over a patent to use clioquinol. The agreement to recognise the rights of each other to develop clioquinol in respective territories gives Prana the rights to use clioquinol in the United States and Japan if it so elects, while PNG will hold the rights for Europe and other territories. Clioquinol (PBT-1) is a pivotal part of our drug pipeline and the settlement allows us to now accelerate our drug development of MPACs for human use unencumbered by disputes or this litigation.

In our Phase II clinical trial we successfully demonstrated that treatment with our MPAC, PBT-1, slowed the progression of cognitive decline in a group of patients with moderate to severe Alzheimer's disease (as published by the Archives of Neurology December 15, 2003). In April this year Professor Colin Masters presented further data from the extended trial of PBT-1 reaffirming the safety and efficacy of PBT-1 after 18 months. Thus we have demonstrated that MPACs are well tolerated and markedly slow the decline in cognitive function associated with Alzheimer's disease rather than just dealing with the symptoms. We are now concentrating on developing new and superior MPACs : PBT-2 has since demonstrated superior performance across a range of *in vitro* and *in vivo* preclinical tests and is in the final months of toxicology testing before entering clinical trials early in 2005.

I thank you sincerely for your support to date during my time as Executive Chairman and CEO. Prana is set for a period of significant growth and development, with Jon at the helm as CEO, I look forward to steering the Board through the critical decisions that will result from the acceleration of our program to develop and commercialise a *realistic treatment for Alzheimer's disease and other age-related diseases.*

In closing, I would like to thank Prana's management team and my fellow directors for the enormous and truly dedicated effort they have made to progress the business this year.

Sincerely

Geoffrey Kempler
Executive Chairman

13 September 2004

REVIEW OF OPERATIONS

Prana's Operations are managed by Dr Ross Murdoch (Chief Operating Officer). Dr Murdoch has almost 15 years of experience in the local and international pharmaceutical industry and has extensive experience in all the scientific, operational and commercial aspects of drug research and development. Ms Dianne Angus is the Vice President responsible for the management of Prana's Intellectual Property and licensing. Ms Angus has over 10 years directing technology evaluation and acquisition and product licensing in the commercial biotechnology sector. Working together over the past 12 months they have moved Prana from solely a primary research company to one focused on formalised drug creation and development.

STATUS UPDATE (JULY 2003 – JUNE 2004):

Drug Development:

- PBT-1: Double blind proof-of-concept clinical trial and extension clinical trial complete. Results of the initial double blind portion of the study were submitted and published in the prestigious specialist journal Archives of Neurology in December 2003.
- PBT-2: Proprietary lead molecule selected and formal development initiated. Formal toxicology is targeted to complete in 2004 and if successful this will allow clinical trials to initiate in early 2005.
- Design and synthesis is underway for next generation compounds for Alzheimer 's disease (NG-1) and Parkinson's Disease (NG-2). Multiple candidates for NG-1 have been identified and a development candidate is targeted in 2004.
- Immunotherapy: Research progressing and on track for initial proof of principle trials to initiate in 2004.
- Chemistry and Discovery program: Over 400 MPACs (metal-protein attenuating compounds) now designed, synthesised and tested in preclinical models. Over 100 MPACs of new structural classes from PBT-1 and PBT-2 synthesised and tested. A second $1.35M AusIndustry Start Grant awarded to support further PBT-2 development. Research team enhanced by the ongoing 10 year commitment made by Associate Professor Ashley Bush.

Intellectual Property:

- 1 Patent application entered international phase prosecution
- 4 new patent applications submitted for new MPAC chemical classes
- 3 patents were granted.

Publications:

- Over 21 key publications and articles submitted for inclusion in key international peer reviewed journals
- The publication associated with the PBT-1 clinical trial published in the prestigious specialist journal *Archives of Neurology* in December 2003.

BACKGROUND:

The Neurodegenerative Disease Market-place

Currently there is no treatment or prevention for Alzheimer's disease nor any successful treatment for any of the neurodegenerative diseases in Prana's therapeutic field. It is estimated that a successful drug for the treatment of Alzheimer's disease could command annual global sales in the range of US$5-10 billion. Over 2003/04 key scientific groups continue to produce data that cast doubt on the feasibility of several competing approaches to the treatment of Alzheimer's disease. Evidence has emerged which has shifted scientific thinking about the desirability and feasibility of developing a vaccine for b-Amyloid and/or inhibitors of certain of the enzymes responsible for its production. Prana and its Scientific Advisory Board believe that its technology is now positioned very competitively and that the company has the opportunity to develop one of the first truly effective, disease modifying therapeutic medicines to treat Alzheimer's disease.

	RESEARCH			DEVELOPMENT		
	Discovery	**Chemistry**	**Screening**	**Preclinical Toxicology**	**Phase I Clinical**	**Phase II Clinical**
PBT-1						Alzheimer's Disease
PBT-2				Alzheimer's Disease		
NG-1			Alzheimer's Disease			
NG-2		Parki	nson's Disease			
Immunotheraphy		Alzheimer's Disease				
New Science	Neurodegenera	tive Diseases				



THE COMPANY

Prana Biotechnology Limited ("Prana") was listed on the Australian Stock Exchange in March 2000 and on NASDAQ in September 2002. The Company's platform technology is focused on developing treatments for neurodegenerative diseases, having been developed with the financial support of various grants and private equity. The primary application of Prana's platform technology remains Alzheimer's disease, however very positive research findings have encouraged the company to apply its technology to other age-related degenerative disorders where the pathology of the disease is based on the interrelationship between certain metals and particular proteins (especially Parkinson's disease).

PRANA LOCATION:

In June 2004 Prana moved its Head Offices from their original location at Dorcas St, South Melbourne to larger leased premises in the heart of Melbourne's premier biotechnology and research strip. The new offices at Level 2, 369 Royal Parade, Parkville allow managers and researchers to walk between Head Office and the primary laboratories in which chemistry and biological research and screening are undertaken.

RESEARCH INSTITUTIONS

Prana's research alliances have involved several world class, internationally recognised, core institutional research facilities:

- The University of Melbourne, Department of Pathology, Melbourne Australia
- The Mental Health Research Institute of Victoria, Melbourne Australia
- The Massachusetts General Hospital, Genetics and Aging Unit in Boston, Boston USA

MANAGEMENT AND CONSULTANT EXPERTISE:

In 2002-03 Prana expanded from a company with virtual R&D management to employ 2 senior managers Dr Ross Murdoch (as Chief Operating Officer and Head of Research and Development) and Ms Dianne Angus (as Vice President: Intellectual Property and Licensing). During 2003-04 the company further consolidated it's in-house research management capabilities employing Dr Elisabeth Gautier to manage Prana's formal drug discovery programs. Dr Gautier, a medicinal chemist previously from Pfizer in the United Kingdom, has over 10 years of chemistry and drug design experience. As Discovery Manager she has responsibility for managing and optimising all in-house and external chemistry (including the 4 senior in-house chemists), preclinical validation and characterisation screening, and formal toxicology activities for the company. The in-house personnel provide Prana with the considerable expertise required to manage the vast number of external collaborations and consultants required to fulfil its business and research objectives.

In February 2004, Prana was very pleased to announce that Associate Professor Ashley Bush (one of the founding scientists of Prana and a world leader in the area of Alzheimer's disease research) renewed his commitment to Prana signing a further 10 year consulting agreement. This appointment provides considerable strength and stability to Prana's research effort and should ensure that Prana remains at the cutting-edge of Neurodegenerative research for many years to come.

MPAC PLATFORM TECHNOLOGY

Prana scientists discovered that the toxicity seen with many neurological diseases is associated with the interaction of key metals (such as zinc, iron and copper - present in all cells) and disease specific, aggregation prone, target proteins (such as beta-amyloid or alpha-synuclein).


Protein Aggregation
(Plaques)
Hydrogen Peroxide
Metal
Aggregation Prone
Protein
Brain Cell Death
(Reduced Brain Function)

They also discovered that they could inhibit many of the toxicities seen in in vitro and in vivo models of some neurological diseases by reducing this interaction of these key metals and disease specific target proteins. Prana's chemistry program uses "rational drug design" to target the development of new chemical entities designed to reduce toxic metal-protein interaction. To date, over 400 such compounds have been designed, synthesised and undergone extensive laboratory testing utilising both public and proprietary screening techniques. The compounds produced are termed "MPACs" (metal-protein attenuating compounds).

Although Prana has initially focused its development resources on the design, synthesis and optimisation of MPACs for Alzheimer's disease, the ever-growing body of evidence supporting the possible utility of MPACs for the treatment of other multiple major neurological and non-neurological diseases, has led to the understanding that the MPAC approach may be a platform technology. A strong research effort to test existing MPACs, and design and develop new MPACs for the treatment of other age related neurodegenerative diseases is underway. Research both within Prana and by outside leaders in the field of neurodegenerative disease research indicates that the MPAC platform technology may be applicable for diseases such as:

- Alzheimer's Disease • Parkinson's Disease • Huntington's Disease

Prana's MPAC "platform technology" has also attracted attention of groups outside of neurodegeneration such as oncology and cardiovascular disease. The possibilities for Prana's technology in these areas, although intriguing, remains to be validated.

Prana's MPAC portfolio now comprises:

- PBT-1 (clioquinol), in Phase II
- PBT-2 (the lead proprietary MPAC molecule), late in formal toxicology testing, and
- a stable of next generation compounds (designed from different structural classes), from which a further development candidate is expected to be selected in 2004/05.

REVIEW OF OPERATIONS

PBT-1 (CLIOQUINOL)

The utility of Prana's prototype compound PBT-1 in *in vitro* and *in vivo* animal models of Alzheimer's disease was established in the late 1990's. Based on these results a Phase II human clinical trial (coded PBT1-011) and an open extension to the trial (coded PBT1-011ADEX) were undertaken between mid 2000 and mid 2003 to evaluate the safety and efficacy of PBT-1 in 36 Alzheimer's disease patients (18 with mild to moderate disease and 18 with moderate to severe disease). The trial was conducted at Prana's sponsored facilities at the Mental Health Research Institute and the Royal Melbourne Hospital. During the formal double blind trial 18 of the 36 study patients were prescribed dosage strengths of PBT-1, with the remaining 18 receiving matching placebo. All subjects perform various prescribed cognitive tests and underwent blood tests to determine if treatment with PBT-1 has a demonstrable effect as compared to those subjects receiving the placebo. The results of the formal double blind trial demonstrated that PBT-1 appeared well tolerated to 36 weeks and was associated with a statistically significant slowing in the degradation of cognition (as measured by the ADAS-cog) in patients with moderate to severe disease. These results were submitted and published in the prestigious specialist journal "Archives of Neurology" in December 2003. The key results are shown below:

The open extension phase of the study was available to all patients that completed the formal double blind clinical trial, and involved all participants being treated with PBT-1. The results of this phase of PBT1-011ADEX are awaiting final analysis; however preliminary data was presented in March 2004 by Professor Colin Masters at the 8th International Springfield/Montreal Symposium on Advances in Alzheimer's disease. Professor Masters indicated that the drug was well tolerated for 84 weeks and appears to show benefit not only in the short term for moderate to severe patients as indicated in the double-blind portion of the trial but also may have longer-term benefits for less severe patients.

Planning is underway to support a small clinical trial utilising advanced imaging techniques and radiolabelled PBT-1. The endpoints of the clinical trial are two fold:

- semi-quantitative assessment of the distribution of PBT-1 in both control and Alzheimer's disease patients
- initial investigation of imaging using radiolabelled PBT-1 as a radio-marker/diagnostic for identifying Alzheimer's disease

Further clinical trials with PBT-1 are under consideration and several high profile independent academic clinical investigators are looking to find funds to allow more substantial clinical trials with PBT-1 in the USA and Europe.


Cognition
ADAS-cog
-4
0
4
12
0 4 12 24 36
Time (weeks)
250 mg 500 mg 750 mg
PBT - 1 dosage
ADAS-cog 26-40
Toxic Protein
[Ab42]Plasma
1.0
0.0
-1.0
0 4 12 24 36
Time (weeks)
250 mg 500 mg 750 mg
PBT - 1 dosage
ADAS-cog 10-25
Metals
[Zinc]Plasma
4
2
0
0 4 12 24 36
Time (weeks)
250 mg 500 mg 750 mg
PBT - 1 dosage
ADAS-cog 10-40

■ Placebo ☐ Clioquinol

* *Indicates statistically significant P ≤ 0.005*





PBT-2

PBT-2 was selected for development in August 2003. It was selected from the more than 300 8-hydroxyquinoline proprietary MPACs created through Prana's "rational drug design" chemistry program. Whilst of the same chemical class as PBT-1, it is superior in many ways and work to date indicates that it outperforms PBT-1 in both Prana's proprietary *in-vitro* tests and also in *in-vivo* testing in transgenic animal models of Alzheimer's disease. PBT-2 has been designed to have superior chemico-physical properties and has a superior patent position to PBT-1 (protected by a provisional "composition of matter" patent). PBT-2 is progressing rapidly through formal toxicology testing and if successful is expected to enter clinical development in early 2005.

THE NEXT GENERATION OF MPACS

In line with best practice in drug development, further proprietary "follow-up" compounds from different chemical classes continue to be designed and tested for progression to formal development for the treatment of Alzheimer's disease and other neurodegenerative diseases. This synthetic program builds on the advanced "structure-activity relationship" developed from the 8-hydroxy quinoline development program and has already produced several promising candidates with attributes comparable to PBT-2 in *in vitro* and *in vivo* testing. A further development candidate arising from the stable of almost 100 "next generation" MPACs is targeted for early 2005. The design of MPACs for other diseases (specifically, Parkinson's disease) is now integrated into Prana's drug discovery pipeline.

NON- MPAC DEVELOPMENT

Prana's innovative scientists together with outside investigators and laboratories have continued to discover additional potential targets which may be useful in the treatment of neurodegeneration. At present Prana has several research programs outside of MPACs investigating novel treatments for Alzheimer's disease. Utilising funding from the "BIF" grant awarded in 2003 (see below) a vaccine target for Alzheimer's disease is under investigation. The proof-of-principle studies are ongoing and a decision on the validity of the approach is expected in 2005. Additional studies investigating alternative ways to modify and reduce the processing of the APP protein (the protein cleaved to release A-beta which in-turn interacts with metals and produces toxicity in Alzheimer's disease) are progressing. Although in preliminary stages, work investigating this has begun to reveal interesting possibilities.

COLLABORATIONS AND GRANTS

In 2001, Prana was awarded a $1.74 million Start Grant from the Australian Industry Research and Development Board (IR&D) to expand the company's platform for drug treatment of neurodegenerative diseases. Prana achieved the aims of the grant early through its accelerated rational drug design program and concluded the grant in July 2003. PBT-2 was a major outcome of the initial Start Grant. Prana subsequently applied for, and was successful in being awarded a second Start Grant in February 2004 which can provide up to $1.35 million to support the further development of PBT-2 through formal toxicology testing and Phase I clinical trials.

In March 2003, Prana announced a research collaboration with Schering A.G., an international pharmaceutical company headquartered in Germany. Schering A.G. through Neurosciences Victoria (NSV) agreed to provide up to $7.3 million to fund and license discovery research within Prana on new drug targets, especially in the area of diagnostics. The agreement also includes additional milestone payments and royalties from discoveries. The radiolabelled PBT-1 trial mentioned above is funded in part by the agreement with Schering.

In May 2003, Prana announced receiving a Biotechnology Innovation Fund (BIF) Grant from the Australian Industry Research & Development Board (IR&D) of AusIndustry to support a project to develop the company's proprietary position around an immunotherapy for Alzheimer's disease. This grant will provide 50% of the $0.46 million funding to the end of 2004 and this will be used to develop the project to "proof of principle".

INTELLECTUAL PROPERTY

Prana adopts an aggressive intellectual property strategy under which it has developed protection of its platform technology and drug assets through broad strategic "composition of matter" patents designed to limit opportunities for competition.

RECENT KEY PUBLICATIONS

Prana scientists have submitted over 21 key publications and articles for inclusion in key international peer reviewed journals and texts. A list of the key publications is available on the Prana website – www.pranabio.com.



INTELLECTUAL PROPERTY REPORT

INVENTION	STATUS	COMMENTS
Cation - APP Modulators for use in Alzheimer's disease, entitled, *"A method for assaying and treating Alzheimer's Disease"* Prana	Five patents granted, two in Australia and one in Europe, Japan and in US. An application in US and in Canada is under examination.	The invention includes claims directed to the use of specified modulators of cation interaction with APP and the use of these agents in the treatment of Alzheimer's disease. Granted European claims include the use of zinc binding agents for oral administration in the treatment of Alzheimer's disease.
Metal binding domain inhibitors of B-amyloid, entitled, *"Beta amyloid peptide inhibitors"* Prana/University of Melbourne	This International (PCT) application has entered national phase in Europe, Canada, Japan, US and Australia. Currently under examination in Australia and pending elsewhere.	The invention encompasses claims to agents capable of inhibiting binding of specified metal ions to the N-terminus of B-amyloid and the use of these agents in the treatment of amyloid related conditions including Alzheimer's disease.
A screen for B-amyloid formation and inhibitors, entitled, *"An in vitro system for determining the formation of Aß Amyloid"* General Hospital Corporation	One patent granted in the US and Japan. Examination is pending for a further US and Japanese application. An application is under examination in Canada.	The invention is directed to an assay for the formation of B-amyloid in a biological sample and inhibitors of B-amyloid formation.
A differential screen for 40/42 B-amyloid, entitled, *"A diagnostic assay for Alzheimer's Disease"* General Hospital Corporation	One patent granted in the US and a further US application is under examination. Examination is pending in Canada.	The invention is directed to an antibody based diagnostic assay for the detection and quantification of B-amyloid species.
Known metal binding agents for treatment of Amyloidosis, entitled, *"Identification of agents for use in the treatment of Alzheimer's Disease"* General Hospital Corporation	Patent accepted in Australia and in Japan. Examination is pending in the Europe and Canada. A divisional application has been filed in Australia. An Appeal Brief has been filed in an US application.	The invention is directed to the use of specified metal binding agents to reduce ß-amyloid mediated neurotoxicity and assays to identify agents capable of modifying neurotoxic properties of B-amyloid. The accepted case in Australia is under opposition.
Clioquinol for treatment of Alzheimer's Disease, entitled, *"Use of Clioquinol for the therapy of Alzheimer's disease"* General Hospital Corporation/Prana	A US continuation application is currently under examination.	The invention includes claims directed to the use of clioquinol for the treatment of Alzheimer's Disease and clioquinol pharmaceutical compositions.
Clioquinol and known metal binding agents for use in Amyloidosis, entitled, *"Agents for use in the treatment of Alzheimer's disease"* General Hospital Corporation	One patent granted in the US and a further US continuation application is under examination. An Australian application has been accepted and a further divisional case has been filed. Examination is pending in Canada and Japan. The case has been allowed in Europe.	The invention is directed to compositions containing clioquinol and known metal binding agents and their use in the treatment of amyloid related diseases. The accepted case in Australia is under opposition.
Screen for agents which alter B-amyloid neurotoxic properties, entitled, *"Method for Screening drugs useful for treating Alzheimer's Disease"* General Hospital Corporation	A continuation-in-part application has been granted in the US and further divisional case has been filed. Examination is pending in Europe Canada, Japan and Australia.	The invention is primarily directed to specified assays that identify agents capable of modifying neurotoxic properties of B-amyloid.





INVENTION	**STATUS**	**COMMENTS**
Immunotherapy, entitled, *"Neurotoxic Oligomers"* General Hospital Corporation/Prana	The International (PCT) Application has entered national phase in Australia, Canada, Europe, Japan, NZ, China and the US and is pending examination.	The invention is directed to an immunotherapy strategy using tyrosine cross-linked protein aggregates. The immunotherapeutic approach may be used in the treatment of Alzheimer's disease and other amyloid related conditions.
Cataracts, entitled, *"Methods for the Identification of Agents that Inhibit or Promote Cataracts and Uses thereof"* General Hospital Corporation	The International (PCT) Application has entered national phase in Australia, Europe, Japan and the US and is pending examination.	The invention is directed to assays for the detection of agents useful in the treatment of cataract and a method of treatment utilizing specified chelators.
APP Copper Binding Domain agonists, entitled, *"Methods of screening for inhibitors of Alzheimer's disease"* Prana/University of Melbourne	This case has entered national phase in the US and is pending examination.	The invention encompasses claims to the identification of agents functioning as copper agonists and the use of agents in the treatment of amyloid related conditions including Alzheimer's disease.
8-OHq role in cognition, entitled, *"Treatment of Neurodegenerative Conditions"* Prana	Filed as a provisional application in the US, continued as an International (PCT) application pending national phase entry.	The invention encompasses the utility of the 8-hydroxyquinoline MPAC class in the treatment of neurodegenerative cognitive changes.
8-OHq MPAC class, entitled, *"8-Hydroxyquinoline derivatives"* Prana	International (PCT) Application pending national phase entry.	The invention is directed to chemical structures of the 8-hydroxyquinoline MPAC class and their utility in the treatment of neurological conditions.
'Follow up' MPAC classes, entitled, *'Neurologically-Active Compounds'* Prana	International (PCT) Application pending national phase entry.	The invention is directed to alternative MPAC chemical structures and their utility in the treatment of neurological conditions.
MPAC 'class V' compounds, entitled, *'Compound V'*. Prana	Australian provisional application	The invention is directed to 'compound V' MPAC chemical structures and their utility in the treatment of neurological conditions.
MPAC 'class VI' compounds, entitled, *'Compound VI'*. Prana	Australian provisional application	The invention is directed to 'compound VI' MPAC chemical structures and their utility in the treatment of neurological conditions.
'F2' MPAC compounds, entitled, *'Neurologically-Active Compounds'* Prana	Australian provisional application	The invention is directed to 'F2' MPAC chemical structures and their utility in the treatment of neurological conditions.
'F4' MPAC compounds, entitled, *'Neurologically- Active Compounds'* Prana	Australian provisional application	The invention is directed to 'F4' MPAC chemical structures and their utility in the treatment of neurological conditions.

CORPORATE GOVERNANCE STATEMENT

A review of the Company's 'Corporate Governance Framework' has been performed in light of the 'Best Practice Recommendations' released by the Australian Stock Exchange Corporate Governance Council in March 2003. The Board of Directors has adopted a set of Corporate Governance Practices and a Code of Conduct appropriate for the size, complexity and operations of the Company. The ongoing relevance and effectiveness of this framework will be periodically reviewed to reflect changing circumstances and ways of improving the practices.

Unless otherwise stated the Company has instituted new and additional Policies and Charters that meet the Best Practice Recommendations as of 18 August 2004. All Charters and Policies are available from the Company or on its Website www.pranabio.com.

ROLE OF THE BOARD AND MANAGEMENT

The Board's role is to govern the Company rather than to manage it. In governing the Company, the Directors must act in the best interests of the Company as a whole. It is the role of senior management to manage the Company in accordance with the direction and delegations of the Board and the responsibility of the Board to oversee the activities of management in carrying out these delegated duties.

The Board's responsibilities are detailed in its Board Charter, but may be summarised as:

1. Leadership of the organisation
2. Strategy formulation
3. Overseeing planning activities
4. Shareholder liaison
5. Monitoring 'Compliance and Risk Management'
6. Company finances
7. Human resources
8. Ensuring the health, safety and well-being of Directors, Officers and Contractors
9. Delegation of authority
10. Remuneration Policy
11. Nomination Policy

STRUCTURE AND COMPOSITION OF THE BOARD

The Board has been formed so that it has an effective mix of personnel and commitment to adequately discharge its responsibilities and duties, and be of value to the Company.

The names of the Directors, their independence, qualifications and experience are stated on pp. 10-11 along with the term of office held by each.

The Board believes that the interests of all Shareholders are best served by:

- Directors having the appropriate skills, experience and contacts within the company's industry.
- The Company striving to have a number of Directors being independent as defined in the ASX Corporate Governance Guidelines.
- Some significant parties with whom the Company has contractual arrangements being represented on the Board during the early years of the development of the Company.
- Some major Shareholders being represented on the Board.

Consequently, there is not a majority of the Directors classified as being 'Independent'. The number of Independent Directors on the Board will increase as the Company develops and the Board believes that it can attract appropriate Independent Directors with the necessary industry experience over time, and as the Company grows.

However, where any Director has material personal interest in a matter, and in accordance with the *Corporations Act 2001*, the Director will not be permitted to be present during discussion or to vote on the matter. The enforcement of this requirement aims to ensure that the interest of Shareholders, as a whole, is pursued and that their interest or the Director's independence is not jeopardised.

The Company believes that at this stage in its development, the most appropriate person for the position of Chairman is an Executive Officer of the Company. The Executive Officer's overall expertise has been crucial to the Company's development and negates any perceived lack of independence.

Directors collectively or individually have the right to seek independent professional advice at the Company's expense, up to specified limits, to assist them to carry out their responsibilities. All advice obtained is made available to the Full Board.

The Company does not have a Nomination Committee because it is deemed to be more efficient to have the Full Board consider membership nominations.

ETHICAL AND RESPONSIBLE DECISION-MAKING

As part of its commitment to recognising the legitimate interests of stakeholders, the Company has established a Code of Conduct to guide compliance with legal and other obligations to legitimate stakeholders.

The Company has a share trading policy that regulates the dealings by Directors, Officers and Employees, in shares, options and other securities issued by the Company.

The policy has been formulated to ensure that Directors, Officers, Employees and Consultants who work on a regular basis with the Company are aware of the legal restrictions on trading in company securities while in possession of unpublished price-sensitive information.

INTEGRITY IN FINANCIAL REPORTING

In accordance with the Board's policy, the CEO and CFO have made attestations recommended by the ASX Corporate Governance Council as to the Company's financial condition prior to the Board signing this Annual Report.

A duly constituted Audit Committee has been in existence since listing. The Committee's Charter has been recently overhauled to encompass the ASX Corporate Governance Council's 'Best Practice Recommendations', including the 'Responsibilities of Risk Management & Compliance'.

Currently, the Audit, Risk & Compliance Committee consists of one Non-Executive Directors and one Executive Director, with the Chairman being an Independent Director. Due to the current composition of the Full Board, it is not possible to meet the recommendation to have a minimum of three Non-Executive Directors. The current members of the Committee, as at the date of this report, and their qualifications are detailed in the Directors' Profiles on pp. 10-11.



The Committee holds a minimum of two meetings a year. Details of attendance of the members of the Audit Committee are contained on pp. 12.

TIMELY AND BALANCED DISCLOSURE

The Board has designated the Company Secretary as the person responsible for overseeing and co-ordinating disclosure of information to the ASX as well as communicating with the ASX. In accordance with ASX 'Listing Rules' the Company immediately notifies the ASX of information concerning the Company:

1. that a reasonable person would or may expect to have a material effect on the price or value of the Company's securities; and
2. that would, or would be likely to, influence persons who commonly invest in securities in deciding whether to acquire or dispose of the Company's securities.

RIGHTS OF SHAREHOLDERS

The Company respects the rights of its Shareholders, and to facilitate the effective exercise of the rights, the Company is committed to:

1. communicating effectively with Shareholders through ongoing releases to the market via ASX information and the General Meetings of the Company;
2. giving Shareholders ready access to balanced and understandable information about the Company and Corporate Proposals;
3. making it easy for Shareholders to participate in General Meetings of the Company; and
4. requesting the External Auditor to attend the Annual General Meeting and be available to answer Shareholder's questions about the conduct of the audit, and the preparation and content of the Auditor's Report.

The Company also makes available a telephone number for Shareholders to make enquiries of the Company and Website which is updated with ASX announcements on a regular basis.

RECOGNISE AND MANAGE RISK

The Audit, Risk & Compliance Committee has established a policy for risk oversight and management within the Company. This is periodically reviewed and updated.

The CEO and CFO have given a statement to the Board that:

a) In accordance with 'Best Practice Recommendation 4.1', that the Financial Statements are founded on a sound system of risk management and internal compliance and control which implements the Policies adopted by the Board.

b) The Company's 'Risk Management and Internal Compliance and Control System', in so far as it relates to financial risk, is operating effectively in all material respects.

ENCOURAGE ENHANCED PERFORMANCE

In the past 12 months the Board has not conducted a review and assessment of its performance.

A 'Performance Evaluation Policy' has been established to evaluate the performance of the Board, individual Directors and Executive Officers of the Company. Evaluations will be conducted at least on an annual basis against set performance criteria. The Board will be responsible for the evaluation process and may engage independent external advisors if thought appropriate to do so.

All Directors have full access to all Company records and receive Financial and Operation Reports at each Board Meeting.

All new Directors undergo an induction program.

REMUNERATE FAIRLY AND RESPONSIBLY

The Company has adopted a Remuneration Committee to administer the Company's remuneration policy. The Committee is responsible for:

- Setting the remuneration and conditions of service of all Executive and Non-Executive Directors, Officers and Employees of the Company.
- Approving the design of Executive & Employee incentive plans (including equity-based plans and options) and proposed payments or awards under such plans.
- Reviewing performance hurdles associated with incentive plans.
- Making recommendations to the Board on the remuneration of Non-Executive Directors within the aggregate approved by Shareholders at General Meetings from time to time.
- Consulting appropriately qualified Consultants for advice on remuneration and other conditions of service.
- Succession planning for the CEO and Senior Executive Officers
- Performance assessment of the CEO and Senior Executives.

The Company is committed to remunerating its Senior Executives in a manner that is market-competitive and consistent with 'Best Practice' as well as supporting the interests of Shareholders. Senior Executives receive a remuneration package based on fixed and variable components, determined by their position and experience. Shares and/or Options may also be granted based on an individual's performance and subject to approval by Shareholders.

Non-Executive Directors are paid their fees out of the maximum aggregate amount approved by Shareholders for the remuneration of Non-Executive Directors. Non-Executive Directors do not receive performance based bonuses and do not participate in Equity Schemes of the Company without prior Shareholder approval.

Non-Executive Directors are entitled to statutory superannuation, but no other retirement benefits. They are eligible to receive share options but subject to Shareholder's approval.

Current remuneration is disclosed in note 17, Directors and Executives Remuneration on pp. 26-27.

LEGITIMATE INTERESTS OF STAKEHOLDERS

The Board acknowledges the legitimate interests of various stakeholders such as Employees, Clients, Customers, Government Authorities, Creditors and the Community as a whole. As a good Corporate Citizen, it encourages compliance and commitment to appropriate corporate practices that are fair and ethical via its 'Code of Conduct Policy'.




DIRECTORS' REPORT



Geoffrey Paul Kempler



Dr Jonas Alsenas



Professor Colin Louis Masters



Brian Derek Meltzer



Dr George William Mihaly

Your Directors submit their report for the year ended 30 June 2004.

DIRECTORS

The names and details of the Company's Directors in office during the financial year and until the date of this report are as follows: (Directors were in office for this entire period unless otherwise stated).

Name, qualifications, experience and special responsibilities.

Geoffrey Paul Kempler
B.Sc. Grad. Dip. App. Soc. Psych
Executive Chairman

Mr Kempler, aged 49, is one of the founders of the Company and has been primarily responsible for the successful negotiation of the Company's existing contractual relationships with Massachusetts General Hospital, the University of Melbourne and the Biomolecular Research Institute. He was appointed a Director of the Company on 11 November 1997.

Mr Kempler is a qualified psychologist and the major shareholder of Aroma Science Pty Ltd which holds the Australian distribution and marketing rights to the Aveda range of products.

Mr Kempler was re-elected on 16 November 2001.

Dr Jonas Alsenas
DVM BA
Executive Director
Chief Executive Officer

Dr Alsenas, aged 43, has served as a director of our company since 25 March 2004 and on 9 August 2004 was appointed CEO. Prior to joining our board, Dr Alsenas was a leading US biotechnology and pharmaceutical company analyst. Dr Alsenas is a member of the Audit Risk and Compliance Committee.

Until December 2003, Dr Alsenas served as Managing Director (Research Analyst/Portfolio Manager), for ING Investment Management, New York, where he co-managed a hedge fund with an emphasis on investments in biotechnology. From April 1996 through June 2000, Dr. Alsenas was Principal and ultimately Managing Director as a research analyst at the investment banking firm Furman Selz, LLC and its successor ING Barings, LLC where he provided research coverage of the biotechnology sector. Among his achievements, he was named an "All-Star Analyst" by The Wall Street Journal in 1998 (for both stock-picking and earnings accuracy).

Dr Alsenas began his career in 1991 with Scheer & Company in Branford, Connecticut where he provided strategic consulting and due diligence for biotechnology and pharmaceutical industry clients and investors, including venture capital groups and portfolio managers.

Dr Alsenas gained qualifications in veterinary medicine at the Ohio State University and a Bachelor of Arts at Northwestern University.

Professor Colin Louis Masters
B.Med.Sci (Honours), M.B., B.S., M.D., F.R.C. Path (U.K.), F.R.C. Path (Aust.), F.A.A.
Executive Director

Professor Masters, aged 57, a Director of the Company since 9 December 1999, graduated with a degree in Medicine from the University of Western Australia in 1970. Since this time Professor Masters has held many senior scientific research positions predominantly in the area of Alzheimer's disease research and is Professor of Pathology at the University of Melbourne. He is Chief of Neuropathology and Director of Research Laboratories at the Mental Health Research Institute of Victoria and Consultant in Pathology at the Royal Melbourne Hospital.

Professor Masters chairs the Scientific Advisory Board of Prana and is primarily responsible for the implementation of the research strategy of the Company.

Professor Masters was re-elected on 17 December 2003.

Brian Derek Meltzer
B. Com., M Ec.
Non-Executive Director
Independent

Mr Meltzer, aged 50, a Director of the Company since 9 December 1999, is a merchant banker with the international investment bank Babcock & Brown. He has 21 years experience in finance, including 12 years at AIDC Ltd where he was Director of Investment Advisory Services.

He is a Director of Momentum Ventures Limited, licensed by the government as an Innovation Investment Fund with venture capital investments including biotechnology.

Mr Meltzer is a non-executive director on the board of a number of private companies. He is also a director on the boards of the Australia-Israel Chamber of Commerce and the Paraplegic and Quadriplegic Association of Victoria (Paraquad). He is Chairman of the Audit Risk and Compliance Committee and the Remuneration Committee.

Mr Meltzer was re-elected on 18 December 2002.



Dr George William Mihaly
B. Pharm, M.Sc., Ph.D. FAICD
Non-Executive Director

Dr Mihaly, aged 51, a Director of the Company since 9 December 1999, has had an extensive and successful career spanning the research and commercial facets of the pharmaceutical industry.

During the period from mid 1994 to early 2000, Dr. Mihaly was the founding Executive Chairman and Managing Director of Synermedica Pty Ltd – one of Australia's leading independent consultant research organisations (CRO) to the pharmaceutical industry. Synermedica merged with the Global CRO, Kendle International Inc., in April 2000 and Dr. Mihaly continues as Managing Director of the merged entity in Australia (now called Kendle Pty Ltd).

Over the course of the last 23 years in academia and industry, Dr Mihaly has amassed extensive experience in both the science and logistics of setting up, monitoring, managing and evaluating results from Phase I, II, III and IV clinical trials.

Dr Mihaly is a member of the Remuneration Committee and was re-elected on 18 December 2002.

Interests in the shares and options of the Company and related body corporate
As at the date of this report, the relevant interests of the Directors in the shares and options of the Company were:

	Ordinary shares	Options over ordinary shares
Geoffrey Kempler	17,055,000	9,167,500
Colin Masters	101,333	1,000,000
Brian Meltzer	243,333	300,000
George Mihaly	143,333	300,000
Jonas Alsenas	70,000	-

EARNINGS PER SHARE	CENTS
Basic loss per share	(13.06)

DIVIDENDS
The Directors did not pay any dividends during the financial year. The Directors do not recommend the payment of a dividend in respect to the financial year.

CORPORATE INFORMATION
Corporate Structure
Prana Biotechnology Limited is a company limited by shares that is incorporated and domiciled in Australia.

Nature of operations and principal activities
The principal activities during the year of the Company were to commercialise research into Alzheimer's disease and other major age-related degenerative disorders.

There have been no significant changes in the nature of those activities during the year.

Employees
The company employed 12 employees at 30 June 2004 (2003: 6 employees)

REVIEW AND RESULTS OF OPERATIONS
The net loss for the year after income tax was $9,885,614 (2003: $4,584,838 loss).

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS
In the opinion of the Directors, there were no significant changes in the state of affairs of the Company during the financial year under review not otherwise disclosed in this annual report.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE
Subsequent to balance date, the Company opened a subsidiary in the United States due to the increase in US operations , including the appointment of Jonas Alsenas, a US based Director and C.E.O., and the increase in US investment in the Company. The Company also opened a subsidiary in the United Kingdom to allow the Company to conduct commercial and clinical operations in the UK. Neither of these companies are currently trading.

On 28 July 2004 the Company resolved its dispute with P.N. Gerolymatos by the issue of 1,350,000 shares and payment of US$150,000. This settlement has been provided for in the 2004 accounts to the value of $971,764 (refer note 2). Under the settlement agreement the Company could potentially be liable for royalty payments to P.N. Gerolymatos upon the successful commercialisation of the Company's research.

Other than as disclosed above, no other matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the Company, the results of those operations, or the state of affairs of the Company in subsequent financial years.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS
The likely developments in the Company's operations, to the extent that such matters can be commented upon, are covered in the Review of Operations contained elsewhere in this Annual Report. In the opinion of the Directors, disclosure of information regarding the expected results of those operations in financial years after the current financial year is not predictable at this stage, or may prejudice the interests of the Company. Accordingly, this information has not been included in this report.

ENVIRONMENTAL REGULATION AND PERFORMANCE
The Company is involved in scientific research and development, and the activities of the Company do not create any significant environmental impact to any material extent. The Company's scientific research activities are in full compliance with all prescribed environmental regulations.



DIRECTORS' REPORT

SHARE OPTIONS

Unissued shares

As at the date of this report, there were 51,269,167 unissued ordinary shares under options and warrants as follows:

- 19,750,000 options exercisable on or before 1 December 2004 at $0.50 (PBTAK)
- 897,167 options exercisable on or before 30 June 2005 at $0.50 (PBTAO)
- 10,000 options exercisable on or before 30 June 2005 at $1.50 (PBTAI)
- 200,000 options exercisable on or before 1 October 2005 at $0.50 (PBTAQ)
- 412,000 options exercisable on or before 1 February 2007 at $0.50 (PBTAS)
- 3,000,000 warrants which are convertible to 30,000,000 shares (3,000,000 ADRs) at an exercise price of US$8.00 per warrant on or before 4 June 2009.

Shares issued as a result of the exercise of options

1,325,000 ordinary shares were issued during the year as a result of the exercise of options.

INDEMNIFICATION AND INSURANCE OF DIRECTORS, OFFICERS AND AUDITORS

During the financial year the Company entered into a policy to indemnify Directors and Officers against certain liabilities incurred as a Director or Officer, including costs and expenses associated in successfully defending legal proceedings. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium. The Company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an officer or an auditor of the Company or of any related body corporate against a liability incurred as such an officer or auditor.

DIRECTORS' AND OTHER EXECUTIVE' EMOLUMENTS

Remuneration Policy

Emoluments of Specified Directors and Specified Executives of the Company are determined by the Board which assesses the appropriateness of the nature and amount of emoluments on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and Executive. Remuneration for the services of the Executive Directors are formalised in service agreements. Details of the nature and amount of each element of the emoluments of each Specified Director and Specified Executive of the Company for the financial year are included in note 17 of the financial report.

Options granted to Specified Directors and Executive Officers

Options granted over unissued shares in the Company during the financial year to any Specified Director or Specified Executive are disclosed as part of their remuneration in note 17 of the financial report. The value of options has been calculated using the Black Scholes model. The issue of options has not been recognised as an expense in the financial report.

DIRECTORS' MEETINGS

The number of meetings of Directors held during the year and the number of meetings attended by each Director were as follows:

	Directors' Meetings		Audit Risk and Compliance Committee Meetings		Remuneration Committee	
	Meetings held while a Director	**Meetings attended**	**Meetings held while a member**	**Meetings attended**	**Meetings held while a member**	**Meetings attended**
Geoffrey Kempler	11	11	3	3	-	-
Colin Masters	11	11	-	-	-	-
Brian Meltzer	11	11	3	3	2	2
George Mihaly	11	11	-	-	2	2
Jonas Alsenas	3	3	1	1	-	-

Signed in accordance with a resolution of the Directors made pursuant to s.298(2) of the Corporations Act 2001.

Geoffrey Kempler
Executive Chairman

Melbourne, 13 September, 2004



STATEMENT OF FINANCIAL PERFORMANCE

Year ended 30 June 2004

	NOTE	COMPANY	
		2004 **$**	2003 $
Revenues from Ordinary Activities	2(a)	**2,321,227**	1,816,478
Research & Development expenses	2(b)	**(5,239,384)**	(1,717,770)
Personnel expenses	2(b)	**(2,767,540)**	(1,328,709)
Amortisation expense	2(b)	**(1,100,004)**	(1,100,002)
Intellectual Property expenses	2(b)	**(1,579,267)**	(992,186)
Administration & Finance expenses		**(317,266)**	(282,850)
Travelling expenses		**(284,105)**	(295,257)
PR & Marketing expenses		**(230,459)**	(198,832)
Depreciation expenses	2(b)	**(95,002)**	(85,971)
Other expenses from ordinary activities		**(593,814)**	(399,739)
LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		**(9,885,614)**	(4,584,838)
INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES	3(a)	**-**	-
LOSS FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE		**(9,885,614)**	(4,584,838)
NET LOSS		**(9,885,614)**	(4,584,838)
TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS		**(9,885,614)**	(4,584,838)
BASIC EARNINGS PER SHARE (cents per share)	16	**(13.06)**	(7.50)
DILUTED EARNINGS PER SHARE (cents per share)	16	**(13.06)**	(7.50)

The accompanying notes form part of these financial statements.



STATEMENT OF FINANCIAL POSITION

As at 30 June 2004

	NOTE	COMPANY	
		2004	2003
		$	$
CURRENT ASSETS			
Cash assets	4	**29,580,398**	3,463,783
Receivables	5	**92,917**	143,823
Other	6	**72,769**	52,362
TOTAL CURRENT ASSETS		**29,746,084**	3,659,968
NON-CURRENT ASSETS			
Plant & Equipment	7	**180,971**	141,611
Intangible assets	8	**11,488,343**	12,588,347
TOTAL NON-CURRENT ASSETS		**11,669,314**	12,729,958
TOTAL ASSETS		**41,415,398**	16,389,926
CURRENT LIABILITIES			
Payables	9	**2,661,950**	541,217
Provisions	10	**42,597**	23,831
TOTAL CURRENT LIABILITIES		**2,704,547**	565,048
NON-CURRENT LIABILITIES			
Provisions	10	**8,292**	1,175
TOTAL NON-CURRENT LIABILITIES		**8,292**	1,175
TOTAL LIABILITIES		**2,712,839**	566,223
NET ASSETS		**38,702,559**	15,823,703
EQUITY			
Contributed equity	11(a)	**49,505,493**	16,741,023
Reserves	12	**14,661,942**	14,661,942
Accumulated losses	13	**(25,464,876)**	(15,579,262)
TOTAL EQUITY		**38,702,559**	15,823,703

The accompanying notes form part of these financial statements.

STATEMENT OF CASH FLOWS

Year ended 30 June 2004

	NOTE	COMPANY	
		2004 $	2003 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Payments to suppliers and employees		**(7,896,711)**	(5,293,087)
Interest received		**176,845**	106,835
Grants received		**909,946**	836,335
NASDAQ Reimbursements received		**-**	253,054
Neuroscience Victoria monies received		**1,462,500**	506,250
NET CASH FLOWS USED IN OPERATING ACTIVITIES	14(a)	**(5,347,420)**	(3,590,613)
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for purchase of plant and equipment		**(134,362)**	(87,929)
NET CASH FLOWS USED IN INVESTING ACTIVITIES		**(134,362)**	(87,929)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares		**34,616,106**	3,713,792
Payment of share issue costs		**(2,834,941)**	(144,000)
NET CASH FLOWS FROM FINANCING ACTIVITIES		**31,781,165**	3,569,792
NET INCREASE/(DECREASE) IN CASH HELD		**26,299,383**	(108,750)
Opening cash brought forward		**3,463,783**	3,585,014
Exchange rate adjustments on the balance of cash held in foreign currencies		**(182,768)**	(12,481)
CLOSING CASH CARRIED FORWARD	14(b)	**29,580,398**	3,463,783

The accompanying notes form part of these financial statements.



NOTES TO THE FINANCIAL STATEMENTS

At 30 June 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FINANCIAL REPORTING FRAMEWORK

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standards and Urgent Issues Group Consensus Views, and complies with other requirements of the law.

The financial report has been prepared on the basis of historical cost and except where stated, does not take into account changing money values or current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

SIGNIFICANT ACCOUNTING POLICIES

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a) Accounts Payable

Trade payables and other accounts payable are recognised when the company becomes obliged to make future payments resulting from the purchase of goods and services.

(b) Acquisition of Assets

Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus costs incidental to the acquisition.

In the event that settlement of all or part of the cash consideration given in the acquisition of an asset is deferred, the fair value of the purchase consideration is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

(c) Capital Gains Tax

No provision has been made for capital gains tax which may arise in the event of sale of revalued assets as no decision has been made to sell any of these assets.

(d) Depreciation

Depreciation is provided on plant and equipment. Depreciation is calculated on a straight line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life. The following estimated useful lives are used in the calculation of depreciation:

Furniture & Fittings 5%-10%
Computer Equipment 33%
Plant and Equipment 10%-33%

(e) Employee Benefits

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave when it is probable that settlement will be required and they are capable of being measured reliably.

Provisions made in respect of wages and salaries, annual leave, long service leave and other employee benefits expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Provisions made in respect of other employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the company in respect of services provided by employees up to reporting date.

(f) Financial Instruments issued by the Company

Debt and Equity Instruments

Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

Transaction Costs on the Issue of Equity Instruments

Transaction costs arising on the issue of equity instruments as recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Interest and Dividends

Interest and dividends are classified as expenses or as distributions of profit consistent with the statement of financial position classification of the related debt or equity instruments.

(g) Foreign Currency

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at that date.

Exchange differences are recognised in net profit or loss in the period in which they arise.

(h) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

i. where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h) Goods and Services Tax (continued)

ii. for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the statement of cash flows on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(i) Income Tax

Tax-effect accounting principles are adopted whereby income tax expense is calculated on pre-tax accounting profits after adjustment for permanent differences. The tax-effect of timing differences, which occur when items are included or allowed for income tax purposes in a period different to that for accounting, is shown at current taxation rates in the deferred tax assets and deferred tax liabilities, as applicable.

(j) Leased Assets

Leased assets classified as finance leases are recognised as assets. The amount initially brought to account is the present value of minimum lease payments.

A finance lease is one which effectively transfers from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property.

Finance leased assets are amortised on a straight line basis over the estimated useful life of the asset.

Finance lease payments are allocated between interest expense and reduction of lease liability over the term of the lease. The interest expense is determined by applying the interest rate implicit in the lease to the outstanding lease liability at the beginning of each lease payment period.

Operating lease payments are recognised as an expense on a basis which reflects the pattern in which economic benefits from the leased asset are consumed.

(k) Provisions

Provisions are recognised when the company has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is probable that recovery will be received and the amount of the receivable can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cashflows estimated to settle the present obligation, its carrying amount is the present value of those cashflows.

(l) Recoverable Amount of Non-Current Assets

Non-current assets are written down to recoverable amount where the carrying value of any non-current asset exceeds recoverable amount. In determining the recoverable amount of non-current assets, the expected net cash flows have been discounted to their present value.

(m)Research and Development Costs

Research and development costs are recognised as an expense when incurred, except to the extent that such costs, together with unamortised deferred costs in relation to that project, are expected, beyond any reasonable doubt, to be recoverable.

(n) Receivables

Trade receivables and other receivables are recorded at amounts due less any provision for doubtful debts.

(o) Revenue Recognition

Revenue for Grants is recognised on an accrual basis in accordance with the terms of the grant agreements. Interest revenue is recognised on a time proportionate basis that takes into account the effective yield of the financial assets.

(p) Adoption of Australian Equivalents to International Financial Reporting Standards

Australia is currently preparing for the introduction of International Financial Reporting Standards (IFRS) effective for financial years commencing on or after 1 January 2005. This requires the production of accounting data for future comparative purposes at the beginning of the next financial year.

The Company's management are assessing the significance of these changes and preparing for their implementation. We will seek to keep stakeholders informed as to the impact of these new standards as they are finalised.

The directors are of the opinion that the key differences in the Company's accounting policies which will arise from the adoption of IFRS are:

Equity Payments

- The Company currently has the policy of expensing shares issued in lieu of payment for goods or services by valuing them at their cost under the contract, however under IFRS the company will also be required to expense the cost of options issued in lieu of payment for goods or services. IFRS also specify a methodology for valuing equity payments.

Intellectual Property

- The Company currently has intangible assets which were revalued upward by approximately $14.6M to $16.5M in 2001 which are amortised over their useful life of up to 15 years. For the revaluation increment to continue to be recognised under IFRS there must be an active market in which the intangible can be traded. The intangible assets must also be able to be separately identified. It is anticipated that the intangible assets will not be able to be separately identified and that there will be no active market in which to value the intangible assets. As a result, the revaluation increment may be derecognised from the Statement of Financial Position and the amortisation previously taken up may be reversed.



NOTES TO THE FINANCIAL STATEMENTS

At 30 June 2004

	COMPANY	
	2004 $	2003 $
2. LOSS FROM ORDINARY ACTIVITIES		
(a) Revenues from Operating Activities		
Interest – other persons/corporations	**211,327**	111,686
Grant Revenue	**647,400**	945,250
Reimbursements of NASDAQ Listing Costs	**-**	253,054
Neurosciences Victoria – funding for research activities	**1,462,500**	506,250
Other	**-**	238
Total Revenues	**2,321,227**	1,816,478
(b) Expenses from Operating Activities		
Loss from ordinary activities before income tax has been determined after including the following expenses:		
Research and Development expenses		
- Preclinical	**1,984,181**	34,650
- Neuroscience Victoria	**1,873,125**	-
- University of Melbourne	**590,609**	727,332
- Kendle Pty Ltd	**379,045**	478,877
- MHRI	**47,065**	280,661
- Other	**365,359**	196,250
Total Research and Development expenses	**5,239,384**	1,717,770
Personnel expenses		
- Employees	**1,060,731**	830,000
- Consultants and Directors	**1,706,809**	498,709
Total Personnel expenses	**2,767,540**	1,328,709
Amortisation of non-current assets		
- Core Intellectual Property	**1,100,004**	1,100,002
Total Amortisation	**1,100,004**	1,100,002
Intellectual Property expenses		
- Legal Fees - Overseas	**422,825**	768,238
- Legal Fees - Local	**184,678**	223,948
- P.N. Gerolymatos – legal settlement (refer note 24)	**971,764**	-
Total Intellectual Property expenses	**1,579,267**	992,186
Depreciation of non-current assets		
- Plant and equipment	**76,615**	73,407
- Computer equipment	**16,915**	12,028
- Furniture & Equipment	**1,472**	536
Total Depreciation	**95,002**	85,971
Foreign Exchange Loss	**182,768**	12,481



	COMPANY	
	2004	2003
	$	$
3. INCOME TAX EXPENSE		
(a) The prima facie income tax payable on loss from ordinary activities before income tax is reconciled to the income tax provided in the accounts as follows:		
Loss from ordinary activities	**(9,885,614)**	(4,584,838)
Prima facie tax benefit on operating loss before income tax at 30%	**(2,965,684)**	(1,375,451)
Tax losses not previously recognised	**(1,052,868)**	-
Tax Effect of Permanent Differences		
- Amortisation of intangibles	**330,001**	330,001
- Entertainment Costs	**4,261**	2,656
- Patent Costs	**493,099**	297,656
Future tax benefits not brought to account	**3,191,191**	745,138
Income Tax Expense	**-**	-
(b) Future income tax benefit at 30 June 2004 not brought to account is:		
Tax losses – revenue	**6,097,949**	3,005,525
Timing differences	**108,318**	9,551
	6,206,267	3,015,076

The future income tax benefits will only be obtained if:
(i) the company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised,
(ii) the company continues to comply with the conditions for deductibility imposed by tax legislation, and
(iii) no changes in tax legislation adversely affect the company in realising the benefit from the deductions for the losses.

The company has no franking credits available at year end.

4. CASH ASSETS		
Cash at bank $A	**1,299,807**	2,045,118
Cash at bank $US	**7,231,786**	218,665
Term deposit $A	**1,630,000**	1,200,000
Term deposit $US	**19,418,805**	-
	29,580,398	3,463,783
5. RECEIVABLES (CURRENT)		
Sundry debtors	**-**	18,223
Other receivables	**40,961**	113,764
Goods and services tax	**51,956**	11,836
	92,917	143,823



NOTES TO THE FINANCIAL STATEMENTS

At 30 June 2004

	COMPANY	
	2004 $	2003 $
6. OTHER CURRENT ASSETS		
Prepayments	**71,609**	52,362
Withholding Tax	**1,160**	-
	72,769	52,362
7. PLANT & EQUIPMENT		
Plant and Equipment, at cost	**325,899**	320,083
Less Accumulated depreciation	**(292,340)**	(215,725)
Total Plant & Equipment	**33,559**	104,358
Computer Equipment, at cost	**81,109**	42,420
Less Accumulated depreciation	**(31,204)**	(14,289)
Total Computer Equipment	**49,905**	28,131
Furniture & Fittings, at cost	**99,515**	9,658
Less Accumulated depreciation	**(2,008)**	(536)
Total Furniture & Fittings	**97,507**	9,122
Total	**180,971**	141,611

Reconciliations

Reconciliations of the carrying amounts of each class of plant and equipment at the beginning and end of the current financial year are set out below:

2004	**Plant & Equipment $**	**Computer Equipment $**	**Furniture & Fittings $**	**Total $**
Carrying amount at 1 July 2003	**104,358**	**28,131**	**9,122**	**141,611**
Additions	**5,816**	**38,689**	**89,857**	**134,362**
Disposals	**-**	**-**	**-**	**-**
Depreciation Expense	**(76,615)**	**(16,915)**	**(1,472)**	**(95,002)**
Carrying amount at 30 June 2004	**33,559**	**49,905**	**97,507**	**180,971**

Aggregate depreciation allocated during the year is recognised as an expense and disclosed in note 2 to the financial statements.

	COMPANY	
	2004 $	2003 $
8. INTANGIBLE ASSETS		
Core Intellectual property – at cost	**16,500,000**	16,500,000
Less Accumulated amortisation	**(5,011,657)**	(3,911,653)
	11,488,343	12,588,347

Aggregate amortisation allocated during the year is recognised as an expense and disclosed in note 2 to the financial statements.



	COMPANY 2004 $	COMPANY 2003 $
9. PAYABLES		
Trade creditors	**336,779**	151,755
Other creditors/accrued expenses	**2,066,874**	340,002
Amounts payable to Directors	**205,258**	-
Amounts payable to Director-related entities	**53,039**	49,460
	2,661,950	541,217
10. PROVISIONS		
Employee Benefits		
The aggregate employee benefit liability recognised and included in the financial statements is as follows:		
Provision for employee benefits:		
Current		
- Annual Leave	**42,597**	23,831
Non-Current		
- Long Service Leave	**8,292**	1,175
	50,889	25,006
Number of Employees at 30 June:	**12**	6
11. CONTRIBUTED EQUITY		
(a) Issued and paid up capital		
Ordinary shares fully paid	**49,505,493**	16,733,023
Options	**-**	8,000
	49,505,493	16,741,023

	2004 No of Shares	2004 $	2003 No of Shares	2003 $
(b) Movements in shares on issue				
Beginning of the financial year	**66,187,303**	**16,733,023**	58,612,750	12,993,468
Issued during the year				
- issued to public (i)	**47,102,853**	**33,853,606**	-	-
- exercise of options (ii)	**1,325,000**	**762,500**	7,427,584	3,713,792
- issued to consultants (iii)	**1,119,225**	**863,305**	146,969	169,763
- issued to directors (iv)	**249,999**	**120,000**	-	-
- options expired	**-**	**8,000**	-	-
- less capital raising costs	**-**	**(2,834,941)**	-	(144,000)
End of the financial year	**115,984,380**	**49,505,493**	66,187,303	16,733,023

(i) 2003-2004	**Details**	**Number**	**Issue Price $**	**$**
16 September 2003	Issued to Professional Investors	7,102,853	0.70	4,971,997
1 June 2004	Issued to US Investors (@ US$0.50)	40,000,000	0.72	28,881,609
		47,102,853		33,853,606



NOTES TO THE FINANCIAL STATEMENTS

At 30 June 2004

11. CONTRIBUTED EQUITY (continued)

(ii) 2003-2004	Details	Number	Exercise Price $	$
11 August 2003	Exercise of Options (PBTAK)	50,000	0.50	25,000
13 August 2003	Exercise of Options (PBTAK)	25,000	0.50	12,500
27 August 2003	Exercise of Options (PBTAK)	16,000	0.50	8,000
29 August 2003	Exercise of Options (PBTAK)	34,000	0.50	17,000
8 April 2004	Exercise of Options (PBTAS)	200,000	0.70	140,000
15 April 2004	Exercise of Options (PBTAS)	100,000	0.70	70,000
16 April 2004	Exercise of Options (PBTAK)	200,000	0.50	100,000
16 April 2004	Exercise of Options (PBTAS)	200,000	0.70	140,000
20 April 2004	Exercise of Options (PBTAK)	300,000	0.50	150,000
22 April 2004	Exercise of Options (PBTAQ)	200,000	0.50	100,000
		1,325,000		762,500

(iii) 2003-2004	Details	Number	Issue Price $	$
27 August 2003	Issued to consultants	70,768	0.70	49,538
12 January 2004	Issued to consultants	67,955	0.64	43,491
20 February 2004	Issued to consultants	155,502	0.55	85,526
10 May 2004	Issued to consultants	825,000	0.83	684,750
		1,119,225		863,305

(iv) 2003-2004	Details	Number	Issue Price $	$
12 January 2004	Issued to Directors	249,999	0.48	120,000

(ii) 2002-2003	Details	Number	Exercise Price $	$
8 July 2002	Exercise of Options (PBTO)	4,000	0.50	2,000
10 July 2002	Exercise of Options (PBTAO)	13,274	0.50	6,637
18 September 2002	Exercise of Options (PBTO)	32,000	0.50	16,000
30 September 2002	Exercise of Options (PBTO)	25,000	0.50	12,500
15 October 2002	Exercise of Options (PBTO)	20,081	0.50	10,040
20 November 2002	Exercise of Options (PBTO)	113,000	0.50	56,500
22 November 2002	Exercise of Options (PBTO)	33,072	0.50	16,536
25 November 2002	Exercise of Options (PBTO)	7,000	0.50	3,500
12 December 2002	Exercise of Options (PBTAK)	50,000	0.50	25,000
8 January 2003	Exercise of Options (PBTAK)	50,000	0.50	25,000
22 January 2003	Exercise of Options (PBTO)	2,620	0.50	1,310
30 January 2003	Exercise of Options (PBTO)	9,700	0.50	4,850
14 February 2003	Exercise of Options (PBTO)	499,403	0.50	249,702
20 February 2003	Exercise of Options (PBTO)	483,746	0.50	241,873
28 February 2003	Exercise of Options (PBTO)	2,530,483	0.50	1,265,242
15 March 2003	Exercise of Options (PBTO)	3,107,891	0.50	1,553,945
15 March 2003	Exercise of Options (PBTAK)	25,000	0.50	12,500
3 April 2003	Exercise of Options (PBTO)	421,314	0.50	210,657
		7,427,584		3,713,792



11. CONTRIBUTED EQUITY (continued)

(iii) 2002-2003	Details	Number	Issue Price $	$
12 July 2002	Issued to consultants	13,550	$2.02	27,371
4 December 2002	Issued to consultants	15,318	$1.74	26,653
30 January 2003	Issued to consultants	118,101	$0.98	115,739
		146,969		169,763

	2004		2003	
	No of Options	**$**	No of Options	$
(c) Movements in options on issue				
Beginning of the financial year	**21,085,000**	**8,000**	27,894,310	8,000
- Issued during the year (i)	**264,667**	**-**	613,274	-
- Exercised during the year	**(1,325,000)**	**-**	(7,427,584)	-
- Issued to consultants (ii)	**1,444,500**	**-**	5,000	-
- Options Expired	**(200,000)**	**(8,000)**	-	-
End of the financial year	**21,269,167**	**-**	21,085,000	8,000

(i) 2003-2004	Details	Number	Issue Price $	Exercise Price $	Vesting Date	Expiry Date
15 September 2003	Issued to employees	244,667	-	0.50	Refer to note 23 for terms of options	
5 December 2003	Issued to employees	20,000	-	0.50	Refer to note 23 for terms of options	
		264,667				

(ii) 2003-2004	Details	Number	Issue Price $	Exercise Price $	Vesting Date	Expiry Date
8 August 2003	Issued to consultants (PBTAO)	10,000	-	0.50	Refer to note 23 for terms of options	
10 September 2003	Issued to consultants (PBTAI)	5,000	-	1.50	1 March 2005	30 June 2005
15 September 2003	Issued to consultants (PBTAO)	17,500	-	0.50	Refer to note 23 for terms of options	
23 October 2003	Issued to consultants (PBTAS)	500,000	-	0.70	23 October 2003	23 April 2004
27 November 2003	Issued to consultants (PBTAO)	500,000	-	0.50	Refer to note 23 for terms of options	
10 May 2004	Issued to consultants (PBTAS)	412,000	-	0.50	10 May 2004	1 February 2007
		1,444,500				

(i) 2002-2003	Details	Number	Issue Price $	Exercise Price $	Vesting Date	Expiry Date
10 July 2002	Issued during the year (PBTAO)	113,274	-	0.50	Refer to note 23 for terms of options	
31 October 2002	Issued during the year (PBTAO)	100,000	-	0.50	Refer to note 23 for terms of options	
31 October 2002	Issued during the year (PBTAQ)	200,000	-	0.50	31 October 2002	1 October 2005
6 June 2003	Issued during the year (PBTAO)	145,000	-	0.50	Refer to note 23 for terms of options	
1 March 2003	Issued during the year (PBTO)	55,000	-	0.50	1 March 2003	1 March 2003
		613,274				



NOTES TO THE FINANCIAL STATEMENTS

At 30 June 2004

11. CONTRIBUTED EQUITY (continued)

(ii) 2002-2003	Details	Number	Issue Price $	Exercise Price $	Vesting Date	Expiry Date
6 June 2003	Issued to consultants (PBTAI)	5,000	-	1.50	1 March 2004	30 June 2005

(d) Warrants

On 4 June 2004, 3,000,000 warrants which are convertible to 30,000,000 shares (3,000,000 ADRs) at an exercise price of US$8.00 per warrant on or before 4 June 2009 were issued.

(e) Terms and Conditions of Contributed Equity

Ordinary Shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Options and Warrants

Optionholders and Warrantholders do not have the right to receive dividends and are not entitled to vote at a meeting of the Company. Options and warrants may be exercised at any time from the date they vest to the date of their expiry. Share options convert into ordinary shares on a one for one basis on the date they are exercised. Warrants convert into ordinary shares, one warrant for ten ordinary shares on the date they are exercised.

	COMPANY	
	2004 $	2003 $
12. RESERVES		
Asset Revaluation Reserve	**14,661,942**	14,661,942

The asset revaluation reserve arose as a result of the revaluation of intangibles during the year ended 30 June 1999. Following the adoption in the year ended 30 June 2001 of AASB 1041 'Revaluation of Non-Current Assets'; the Company has reverted to the cost basis of accounting for intangibles and no further revaluations have been made.

13. ACCUMULATED LOSSES		
Balance at beginning of year	**(15,579,262)**	(10,994,424)
Net loss for the year	**(9,885,614)**	(4,584,838)
Balance at end of year	**(25,464,876)**	(15,579,262)

14. STATEMENT OF CASH FLOWS

(a) Reconciliation of Cash Flows from Operating Activities with Operating Loss after Income Tax

Operating Loss after Income Tax	**(9,885,614)**	(4,584,838)
Non Cash Movements		
- Amortisation	**1,100,004**	1,100,002
- Depreciation	**95,002**	85,971
- Non-cash share issue in consideration of operating expenses	**983,305**	169,763
- Foreign Exchange Losses	**182,768**	12,481
Changes in assets and liabilities		
- Increase/(decrease) in payables	**2,120,733**	(371,116)
- (Increase)/decrease in receivables	**50,906**	(35,887)
- (Increase)/decrease in prepayments	**(20,407)**	8,005
- Increase/(decrease) in provision for employee entitlements	**25,883**	25,006
Cash Flows used in Operating Activities	**(5,347,420)**	(3,590,613)



	COMPANY	
	2004	2003
	$	$
14. STATEMENT OF CASH FLOWS *(continued)*		
(b) Reconciliation of cash		
Cash at the end of the financial year as shown in the statement of cash flows is reconciled to items in the Statement of Financial Position as follows:		
- Cash at bank $A	**1,299,807**	2,045,118
- Cash at bank $US	**7,231,786**	218,665
- Term deposit $A	**1,630,000**	1,200,000
- Term deposit $US	**19,418,805**	-
	29,580,398	3,463,783

(c) Non-cash Financing and Investing Activities

See note 11b for details regarding issues of shares to consultants and directors in lieu of payment for services.

The Company has an indemnity guarantee for its leased premises which is secured by a term deposit.

15. SUBSEQUENT EVENTS

In August 2004, the Company set up a subsidiary in the United States due to the increase in US operations following the appointment of Jonas Alsenas, a US based Director and C.E.O., and the increase in US investment in the Company. The Company also set up in August 2004 a subsidiary in the United Kingdom to allow them to conduct commercial and clinical operations in the UK. Neither of these Companies are currently trading.

On 28 July 2004 the Company resolved its dispute with P.N. Gerolymatos by the issue of 1,350,000 shares and payment of US$150,000. A provision of $971,764 was taken up in the accounts at 30 June 2004. Under the settlement agreement the Company could be potentially liable for royalty payments to P.N. Gerolymatos upon the successful commercialisation of the Company's research.

Other than as disclosed above, no other matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the Company, the results of those operations, or the state of affairs of the Company in subsequent financial years.

	COMPANY	
	2004	2003
	Cents	Cents
16. EARNINGS PER SHARE		
Basic earnings/(loss) per share	**(13.06)**	(7.50)
Diluted earnings/(loss) per share	**(13.06)**	(7.50)
The following reflects the income and share data used in the calculations of basic and diluted earnings/loss per share.		
Net loss used in calculation of basic & diluted EPS	**(9,885,614)**	(4,584,838)
Weighted average number of ordinary shares on issue during the financial year used in the calculation of basic earnings/(loss) per share	**75,701,818**	61,131,313

Options are considered to be potential ordinary shares and are therefore excluded from the weighted average number of ordinary shares used in the calculation of basic earnings per share. Where dilutive, potential ordinary shares are included in the calculation of diluted earnings per share.

The options on issue do not have the effect to dilute the earnings per share. Therefore they have been excluded from the calculation of diluted earnings per share.



17. DIRECTORS' AND EXECUTIVES' REMUNERATION

(a) The directors and executive information has been prepared in accordance with the new Accounting Standard AASB 1046 Directors and Executives Disclosures by Disclosing Entities :

Specified Directors of Prana Biotechnology Ltd during the year:

Geoffrey Kempler	Executive Chairman	Appointed 11 November 1997
Jonas Alsenas	Executive Director	Appointed 25 March 2004
	CEO	Appointed 9 August 2004
Colin Masters	Executive Director	Appointed 9 December 1999
George Mihaly	Non-Executive Director	Appointed 9 December 1999
Brian Meltzer	Non-Executive Director	Appointed 9 December 1999

Specified Executives of Prana Biotechnology Ltd during the year:

Ross Murdoch	COO	Employed May 2002
Dianne Angus	Vice President of IP and Licensing	Employed August 2002

(b) Specified Directors and Specified Executives Remuneration

Consistent with best practice the Directors' sought outside expertise in 2003 from Mercer Human Resources. The remuneration below was determined in accordance with their independent advice.

2004	Primary Base Fee $	Primary Consultant Fee $	Post Employment Super $	Equity Options $	Total $
Specified Directors:					
Geoffrey Kempler	266,818	-	18,182	-	285,000
Jonas Alsenas	32,365	-	-	-	32,365
Colin Masters*	40,000	8,333	-	-	48,333
George Mihaly*	40,000	78,858	347	-	119,205
Brian Meltzer*	40,000	50,000	-	-	90,000
	419,183	137,191	18,529	-	574,903

* The base fee was paid by issue of 83,333 shares each as approved at the 2003 AGM

2004	Primary Base Fee $	Primary Consultant Fee $	Post Employment Super $	Equity Options (i) $	Total $
Specified Executives:					
Ross Murdoch	235,417	-	21,188	100,748	357,353
Dianne Angus	151,827	-	13,665	31,751	197,243
	387,244	-	34,853	132,499	554,596

There are only 2 executive officers of the Company.

Dr. R. Murdoch has a contract dated 31 May 2004 which provides for a base annual salary of $275,000 and superannuation at a rate of 9% and Options in the company to the value of 25% of the base salary per annum based on the achievement of performance milestones. The terms and conditions of the issue of Options may be subject to change in future years as the company develops its remuneration policies. The term of the employment contact will last for a period of 3 years.

Ms D. Augus has a contract dated 21 October 2003 which provides for a base annual salary of $150,000 and superannuation at a rate of 9% and Options in the company to the value of 20% of the base salary per annum based on the achievement of performance milestones. The terms and conditions of the issue of Options may be subject to change in future years as the company develops its remuneration policies. The term of the employment contact will last for a period of 3 years.



17. DIRECTORS' AND EXECUTIVES' REMUNERATION (continued)

(i) Remuneration Options Options Granted as Remuneration	Granted No.	Grant Date	Value per option at Grant Date using Black Scholes (cents)	Exercise Price (cents)	First Exercise Date	Last Exercise Date
Specified Executives:						
Ross Murdoch	50,000	6 June 2003	34.5	0.50	31 May 2004	30 June 2005
Ross Murdoch	15,000	6 June 2003	34.5	0.50	25 December 2003	30 June 2005
Ross Murdoch	166,667	15 Sept 2003	48.3	0.50	31 May 2004	30 June 2005
Dianne Angus	20,000	6 June 2003	34.5	0.50	1 August 2003	30 June 2005
Dianne Angus	10,000	6 June 2003	34.5	0.50	25 December 2003	30 June 2005
Dianne Angus	58,000	15 Sept 2003	48.3	0.50	1 August 2004	30 June 2005
	319,667					

	COMPANY	
	2004 $	2003 $
18. AUDITORS' REMUNERATION		
Amounts received or due and receivable by the auditors of the company for:		
- audit or review of the financial report	**46,000**	71,562
- other services	**113,143**	85,416
	159,143	156,978

19. RELATED PARTY AND SPECIFIED EXECUTIVE DISCLOSURES

Specified Directors' and Specified Executives Remuneration

Details of specified directors and specified executives remuneration are disclosed in note 17 to the financial statements.

Director-related entity transactions

	2004 $	2003 $
Kendle Pty Ltd, a Director-related company to G. Mihaly, provided continuous analysis and reviews of the Company's commercialisation and intellectual property management as well as clinical trial management and monitoring (on normal commercial terms and conditions). Fees paid to Kendle Pty Ltd during the year were:	**379,045**	475,289
Amount owing to Kendle Pty Ltd (included in Payables, inclusive of GST)	**53,039**	48,968
Aroma Science Pty Ltd, a Director-related company to G Kempler, provides office, computer administration and meeting facilities (on normal commercial terms and conditions). Fees paid to Aroma Science Pty Ltd during the year were:	**81,470**	114,247
Amount owing to Aroma Science Pty Ltd (included in Payables, inclusive of GST)	**-**	492

All dealings with Directors have been entered into with terms and conditions no more favourable than those that the entity would have adopted if dealing at arm's length.



NOTES TO THE FINANCIAL STATEMENTS

At 30 June 2004

19. RELATED PARTY AND SPECIFIED EXECUTIVE DISCLOSURES (continued)

Specified Directors and Specified Executives Equity Holdings

Number of Shares held by Specified Directors and Specified Executives

	Balance 1.7.03	Received as Remuneration	Options Exercised	Net Change Other	Balance 30.6.04	Nominally Held No 30.6.04
Specified Directors						
Geoffrey Kempler	17,055,000	-	-	-	17,055,000	17,025,000
Jonas Alsenas	70,000	-	-	-	70,000	70,000
Colin Masters	18,000	83,333	-	-	101,333	18,000
George Mihaly	60,000	83,333	-	-	143,333	60,000
Brian Meltzer	160,000	83,333	-	-	243,333	243,333
Specified Executives						
Ross Murdoch	50,000	-	-	-	50,000	50,000
Dianne Angus	-	-	-	-	-	-

"Net change other" refers to shares purchased or sold during the financial year.

Specified Directors and Specified Executives Equity Holdings

Number of Options held by Specified Directors and Executives

	Balance 1.7.03 No.	Granted as Remuneration No.	Options Exercised No.	Balance 30.6.04 No.	Total Exercisable 30.6.04 No.	Total Not Exercisable 30.6.04 No.	Nominally Held 30.6.04 No.
Specified Directors							
Geoffrey Kempler	9,167,500	-	-	9,167,500	9,167,500	-	8,167,500
Jonas Alsenas	-	-	-	-	-	-	-
Colin Masters	1,000,000	-	-	1,000,000	1,000,000	-	-
George Mihaly	300,000	-	-	300,000	300,000	-	-
Brian Meltzer	300,000	-	-	300,000	300,000	-	300,000
Specified Executives							
Ross Murdoch	115,000	166,667	-	281,667	281,667	-	-
Dianne Angus	30,000	58,000	-	88,000	30,000	58,000	-

20. EXPENDITURE COMMITMENTS

In accordance with the terms of the research funding agreement between Neurosciences Victoria and Prana, at 30 June 2004 Prana is obliged to spend $759,375 on research and development activities at the University of Melbourne in the nine months to 31 March 2005. These contracts are currently being renegotiated and the amount may alter but represents the maximum commitment under existing contractual arrangements.

The Company has entered into a 10 year contract with Professor Ashley Bush, including payment of US$100,000 per annum for 10 years, the issue of 1,650,000 bonus shares of which 825,000 were issued during the current year and 824,000 options at an exercise price $0.50 of which 412,000 were issued during the current year.

The Company moved premises in June 2004 and entered into a lease for a 3 year period totalling $306,781.

The CFO Solution provides administrative support at a rate of $15,000 per month which can be terminated with 3 months' notice by either party.



	COMPANY 2004 $	2003 $
20. EXPENDITURE COMMITMENTS (continued)		
Expenditure Commitments		
Less than one year	**1,217,628**	616,875
One to five years	**849,668**	-
Five plus years	**659,280**	-
	2,726,576	616,875

21. SEGMENT INFORMATION

The Company's activities are predominately within Australia and cover research into Alzheimer's Disease and other major age-related degenerative disorders.

22. FINANCIAL INSTRUMENTS

(a) Interest rate risk

The Company's exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

2004	Floating Interest Rate	Fixed Interest Maturing in		Non-Interest bearing	Total	Average Interest Rate
		1 year or less	1-5 years			
	$	$	$	$	$	
FINANCIAL ASSETS						
Cash	8,531,393	21,048,805	-	200	29,580,398	0.89%
Receivables	-	-	-	92,917	92,917	-
	8,531,393	21,048,805	-	93,117	29,673,315	
FINANCIAL LIABILITIES						
Payables	-	-	-	2,661,950	2,661,950	-
Provisions	-	-	-	50,889	50,889	-
	-	-	-	2,712,839	2,712,839	
2003						
FINANCIAL ASSETS						
Cash	2,263,783	1,200,000	-	-	3,463,783	3.31%
Receivables	-	-	-	143,823	143,823	-
	2,263,783	1,200,000	-	143,823	3,607,606	
FINANCIAL LIABILITIES						
Payables	-	-	-	541,217	541,217	-
Provisions	-	-	-	25,006	25,006	-
	-	-	-	566,223	566,223	



NOTES TO THE FINANCIAL STATEMENTS

At 30 June 2004

22. FINANCIAL INSTRUMENTS (continued)

(b) Credit risk

Credit risk represents the accounting loss that would be recognised if counterparties failed to perform as contracted.

The credit risk on financial assets is the carrying amount net of any provision for doubtful debts.

(c) Net Fair Values of Financial Assets and Liabilities

The carrying amount of financial assets and financial liabilities recorded in the financial statements approximate their fair value.

(d) Significant Accounting Policies

Details of the significant accounting polices and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 1 to the financial statements.

23. EMPLOYEE INCENTIVE SCHEME

At the Annual General Meeting held on 22 November 2000, shareholders approved the establishment of an Employee Share Incentive Scheme designed to reward executives, employees and/or consultants for their contributions to the Company. It is also proposed as a method of retaining key personnel for the growth and development of the Company's intellectual property rights. The options cannot be transferred and will not be quoted on the Australian Stock Exchange. At 30 June 2004 there were 3 executives, 4 employees and 5 consultants participating in the scheme. To date, all options issued, have been issued with an $0.50 exercise price.

Information with respect to the number of options granted under the employee share incentive scheme is as follows:

	COMPANY	
	2004 $	2003 $
Beginning of the financial year (i)	**555,000**	210,000
Issued during the year (ii)	**792,167**	358,274
Exercised during the year (iii)	**(450,000)**	(13,274)
End of the financial year (iv)	**897,167**	555,000

(i) Balance at the Beginning of Financial Year 2004

Details	Number	Escrow Date	Expiry/Exercise Date	Exercise Price
Issued 27 June 2001	10,000	-	30 June 2005	$0.50
Issued 7 March 2002	200,000	1/3 May 2001 1/3 May 2002 1/3 May 2003	30 June 2005	$0.50
Issued 10 July 2002	100,000	1/3 May 2001 1/3 May 2002 1/3 May 2003	30 June 2005	$0.50
Issued 31 October 2002	100,000	-	30 June 2005	$0.50
Issued 6 June 2003	50,000	-	30 June 2005	$0.50
Issued 6 June 2003	50,000	31 May 2004	30 June 2005	$0.50
Issued 6 June 2003	25,000	25 December 2004	30 June 2005	$0.50
Issued 6 June 2003	20,000	1 August 2003	30 June 2005	$0.50
	555,000			



23. EMPLOYEE INCENTIVE SCHEME (continued)

(i) Balance at the Beginning of Financial Year 2003

Details	Number	Escrow Date	Expiry/Exercise Date	Exercise Price
Issued 27 June 2001	10,000	-	30 June 2005	$0.50
Issued 7 March 2002	200,000	1/3 May 2001	30 June 2005	$0.50
		1/3 May 2002		
		1/3 May 2003		
	210,000			
(ii) Issued during the Year 2004				
Issued 8 August 2003	10,000	Various	30 June 2005	$0.50
Issued 15 September 2003	262,167	Various	30 June 2005	$0.50
Issued 27 November 2003	500,000	-	30 June 2005	$0.50
Issued 5 December 2003	20,000	5 December 2003	30 June 2005	$0.50
	792,167			
(ii) Issued during the Year 2003				
Issued 10 July 2002	13,274	July 02	30 June 2005	$0.50
Issued 10 July 2002	100,000	1/3 May 2001	30 June 2005	$0.50
		1/3 May 2002		
		1/3 May 2003		
Issued 31 October 2002	100,000	-	30 June 2005	$0.50
Issued 6 June 2003	50,000	-	30 June 2005	$0.50
Issued 6 June 2003	50,000	31 May 2004	30 June 2005	$0.50
Issued 6 June 2003	25,000	25 December 2004	30 June 2005	$0.50
Issued 6 June 2003	20,000	1 August 2003	30 June 2005	$0.50
	358,274			

(iii) Exercised during the Year 2004

Details	Number	Grant Date	Expiry/Exercise Date	Exercise Price	Fair Value at Exercise Date
Exercised 20 April 2004	250,000	27 November 2003	30 June 2005	$0.50	$1.03
Exercised 22 April 2004	200,000	27 November 2003	30 June 2005	$0.50	$1.05
	450,000				
(iii) Exercised during the Year 2003					
Exercised 10 July 2002	13,274	July 02	30 June 2005	$0.50	$1.97



23. EMPLOYEE INCENTIVE SCHEME (continued)

(iv) Balance at the End of the Financial Year 2004

Details	Number	Escrow Date	Expiry/Exercise Date	Exercise Price
Issued 27 June 2001	10,000	-	30 June 2005	$0.50
Issued 7 March 2002	200,000	1/3 May 2001	30 June 2005	$0.50
		1/3 May 2002		
		1/3 May 2003		
Issued 10 July 2002	100,000	1/3 May 2001	30 June 2005	$0.50
		1/3 May 2002		
		1/3 May 2003		
Issued 31 October 2002	100,000	-	30 June 2005	$0.50
Issued 6 June 2003	50,000	-	30 June 2005	$0.50
Issued 6 June 2003	50,000	31 May 2004	30 June 2005	$0.50
Issued 6 June 2003	25,000	25 December 2004	30 June 2005	$0.50
Issued 6 June 2003	20,000	1 August 2003	30 June 2005	$0.50
Issued 8 August 2004	10,000	Various	30 June 2005	$0.50
Issued 15 September 2003	262,167	Various	30 June 2005	$0.50
Issued 27 November 2003	50,000	-	30 June 2005	$0.50
Issued 5 December 2003	20,000	5 December 2003	30 June 2005	$0.50
	897,167			

The difference between the total market value of options issued during a financial year at the date of issue, and the total amount received from executives and employees is not recognised in the financial statements except for the purposes of determining director and executive remuneration in respect of that financial year as detailed in notes 17 and 19 to the financial statements and the directors report.

24. CONTINGENT LIABILITIES

Subsequent to balance date the Company resolved its patent dispute with P.N. Gerolymatos by the issue of 1,350,000 shares and payment of US$150,000. This has been fully provided for in the accounts in note 9.

The Company has entered into various agreements under which they may be liable to pay royalties upon the successful commercialisation of the Company's research. In particular these obligations exist to the University of Melbourne, Massachusetts General Hospital and P.N. Gerolymatos.

The Company is not involved in any legal or arbitration proceedings and, so far as Directors are aware, no such proceedings are pending or threatened against the Company.

25. COMPANY DETAILS

Prana Biotechnology Limited is a listed public company, incorporated and operating in Australia. The registered office of the company is Suite 2, 1233 High Street, Armadale, Victoria, 3143, Telephone (03) 9824-8166. The principal place of business is Level 2, 369 Royal Parade, Parkville, Victoria, 3052, Telephone (03) 9349-4906.

DIRECTORS' DECLARATION

30 June 2004

The directors declare that:

a) the attached financial statements and notes thereto comply with Accounting Standards;

b) the attached financial statements and notes thereto give a true and fair view of the financial position and performance of the company;

c) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001; and

d) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors made pursuant to s295(5) of the Corporations Act 2001.

On behalf of the Directors

Geoffrey Kempler
Director

Melbourne, 13 September 2004



INDEPENDENT AUDIT REPORT

To the members of Prana Biotechnology Limited

SCOPE

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Prana Biotechnology Limited, for the financial year ended 30 June 2004 as set out on pp. 13-33.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with the Corporations Act 2001 and Accounting Standards and other mandatory professional reporting requirements in Australia so as to present a view which is consistent with our understanding of the company's financial position, and performance as represented by the results of its operations and its cash flows.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

The audit opinion expressed in this report has been formed on the above basis.

INDEPENDENCE

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

AUDIT OPINION

In our opinion, the financial report of Prana Biotechnology Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the company's financial position as at 30 June 2004 and of its performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

DELOITTE TOUCHE TOHMATSU

C J Biermann
Partner
Chartered Accountants

Melbourne, 13 September 2004

SHAREHOLDER INFORMATION

As at 7 September 2004

NUMBER OF HOLDERS OF EQUITY SECURITIES

Ordinary Shares

- 117,334,380 fully paid ordinary shares are held by 2,188 individual shareholders. 1,350,000 of these fully paid shares are unlisted and escrowed until 9 August 2005.
- All ordinary shares carry one vote per share.

Options and Warrants

- 19,750,000 options exercisable on or before 1 December 2004 at $0.50 (PBTAK)
- 897,167 options exercisable on or before 30 June 2005 at $0.50 (PBTAO)
- 10,000 options exercisable on or before 30 June 2005 at $1.50 (PBTAI)
- 200,000 options exercisable on or before 1 October 2005 at $0.50 (PBTAQ)
- 412,000 options exercisable on or before 1 February 2007 at $0.50 (PBTAS)
- 3,000,000 warrants exercisable on or before 4 June 2009 at US$8.00, convertible to 3,000,000 ADRS (1 ADR = 10 shares)
- Options and warrants do not carry a right to vote. Voting rights will be attached to the unissued shares when the options and warrants have been exercised.

DISTRIBUTION OF HOLDERS IN EACH CLASS OF EQUITY SECURITIES

As at 31 August 2004	Fully paid Ordinary Shares
1 – 1,000	458
1,001 – 5,000	916
5,001 – 10,000	393
10,001 – 100,000	383
100,001 – and over	34
	2,184

Number of holders of less than a marketable parcel: 234

TWENTY LARGEST HOLDERS OF QUOTED SECURITIES

	Fully paid ordinary shares	
Shareholder	Number	%
1 ANZ Nominees Limited	52,382,596	45.16
2 Jagen Nominees Pty Ltd	14,008,500	12.08
3 Baywick Pty Ltd	13,965,000	12.04
4 Citicorp Nominees Pty Ltd	4,601,691	3.97
5 Merrill Lynch (Australia) Nominees Pty Ltd	3,919,334	3.38
6 NRB Developments Pty Ltd	2,970,000	2.56
7 Neurotransmission Pty Ltd	1,800,000	1.55
8 Westpac Custodian Nominees Ltd	1,077,477	0.93
9 JP Morgan Nominees Australia Ltd	416,271	0.36
10 National Nominees Limited	368,750	0.32
11 Tenth Kusim Pty Ltd	279,475	0.24
12 Bluscan Pty Ltd	264,621	0.23
13 Citicorp Nominees Pty Ltd (CFSIL - OZ DAQ HI TEC INDX A/C)	263,253	0.23
14 Mr David Bartash	233,150	0.20
15 Mr David Segelov	219,370	0.19
16 Ms Eva Fay Migdal	201,567	0.17
17 Dr George Muchnicki	201,240	0.17
18 Mrs Sonia Mary Kempler	200,660	0.17
19 Mrs Yadranka Keeling	200,000	0.17
20 Ms Julie Efron	184,613	0.16
	97,757,568	84.28

UNQUOTED EQUITY SECURITIES HOLDINGS GREATER THAN 20%

Options exercisable on or before 1 December 2004

Optionholder	Number	%
Baywick Pty Ltd	6,682,500	31.42
Jagen Nominees Pty Ltd	6,682,500	31.42
Total number of unquoted options		21,269,167
Total number of optionholders		30

SUBSTANTIAL SHAREHOLDERS

The names of substantial shareholders who have notified the Company in accordance with Section 671B of the Corporations Law are:

Substantial Shareholder	Number of Shares
Baywick Pty Ltd	17,055,000
Jagen Nominees Pty Ltd	14,008,500
OrbiMed Advisers LLC	9,624,000

OTHER

The Company has used the cash and assets since listing in March 2000 in a form readily convertible to cash that it had at the time of admission in a way consistent with its business objectives.



CORPORATE INFORMATION

SHAREHOLDER ENQUIRIES

Shareholders with enquiries about their shareholdings should contact
the Share Registry, Computershare Investor Services Pty Ltd
Phone 1300 850 505
Overseas Holders: +61 3 9415 4000
Fax +61 3 9473 2500
Website www.computershare.com
Email web.queries@computershare.com.au

CHANGE OF ADDRESS, CHANGE OF NAME, CONSOLIDATION OF SHAREHOLDINGS

Shareholders should contact the Share Registry to obtain details of the procedure required for any of these changes

REMOVAL FROM THE ANNUAL REPORT MAILING LIST

Shareholders who do not wish to receive the Annual Report should advise the Share Registry in writing. These shareholders will continue to receive all other shareholder information.

TAX FILE NUMBERS

It is important that Australian resident shareholders, including children, have their tax file number or exemption details noted by the Share Registry.

CHESS

(Clearing House Electronic Subregister System)

Shareholders wishing to move to uncertificated holdings under the Australian Stock Exchange CHESS system should contact their stockbroker.

UNCERTIFICATED SHARE REGISTER

Shareholding statements are issued at the end of each month that there is a transaction that alters the balance of your holding.

WEBSITE

Shareholders wishing to access specific information about their holding can visit the Share Registry's website at www.computershare.com

CORPORATE DIRECTORY

DIRECTORS
Geoffrey Kempler
Executive Chairman

Jonas Alsenas
Executive Director and CEO

Colin Masters
Executive Director

Brian Meltzer
Non-Executive Director

George Mihaly
Non-Executive Director

SECRETARY
Richard Revelins

PRINCIPAL OFFICE
Level 2, 369 Royal Parade
Parkville Victoria 3052
Tel: (613) 9349-4906
Fax: (613) 9348-0377

REGISTERED OFFICE
Suite 2, 1233 High Street
Armadale Victoria 3143
Tel: (613) 9824 8166
Fax: (613) 9824 8161

AUDITORS
Deloitte Touche Tohmatsu
Chartered Accountants
505 Bourke Street
Melbourne Victoria 3000

SOLICITORS
Oakley Thompson & Co
Level 17, 500 Collins Street
Melbourne Victoria 3000

SHARE REGISTRY
Computershare Investor Services Pty Ltd
Yarra Falls
452 Johnston Street
Abbotsford Vic 3067

SECURITIES QUOTED
Australian Stock Exchange
Code - PBT (shares)

NASDAQ (North American Dealers Automated Quotation)
Code - PRAN

Website www.pranabio.com

43



PRANA
BIOTECHNOLOGY
Limited

Designed and produced by Spencer Davies Design Group 03 9803 2481

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By ______________________
Jonas V. Alsenas
Chief Executive Officer

Date: November 1, 2004